Stellaris Corporation

ANNUAL REPORT

30 Technology Way Ste 1W3
Nashua, NH 03060
5086624268
www.clearpower.energy

This Annual Report is dated April 8, 2026.

BUSINESS

Overview

Stellaris Corporation ("Stellaris" or the "Company") has developed ClearPower™, a transparent, solar photovoltaic electricity-generating window technology designed to decrease or eliminate building emissions of greenhouse gasses from the use of fossil fuels (oil or natural gas) for space heating.

Buildings that use fossil fuels for heating contribute approximately 1/3 of the greenhouse gasses (CO_2) that help cause climate change. Many governments around the world are mandating that buildings eliminate or reduce fossil fuel burning for space- and water-heating and switch to using CO_2 emission-free electric-powered heat pumps. However, Stellaris' ClearPower™ clear electric window is the only technology that cost-effectively self-generates clean greenhouse gas-free electricity utilizing the substantial area of a building's windows, all while maintaining total transparency. The electricity self-generated by ClearPower™ can be used for space heating and cooling all-electric buildings.

ClearPower™ is a powerful and effective tool for meeting this immediate and urgent need to decarbonize buildings which are a substantial contributor to climate change. We believe the timing is perfect for bringing this building-integrated photovoltaic solution to the market to combat climate change worldwide.

The Company was originally founded on April 4, 2005, as Stellaris Corporation under the laws of the state of Massachusetts as a domestic C corporation. On October 16, 2007, the Company was incorporated under

Delaware law as a domestic corporation and merged with the prior Massachusetts entity, as Stellaris Corporation.

Previous Offerings

Name: Common Stock Non-Voting
Type of security sold: Equity
Final amount sold: $381,877.34
Number of Securities Sold: 2,324,174
Use of proceeds: Development of ClearPower technology and product
Date: September 09, 2022
Offering exemption relied upon: Regulation CF

Name: Common Stock Non-Voting
Type of security sold: Equity
Final amount sold: $254,094.50
Number of Securities Sold: 1,336,387
Use of proceeds: Development of ClearPower technology and product
Date: August 22, 2024
Offering exemption relied upon: Regulation CF

Name: Preferred Stock Non-Voting
Type of security sold: Equity
Final amount sold: $273,040.00
Number of Securities Sold: 2,324,174
Use of proceeds: Development of ClearPower technology and product
Date: November 07, 2025
Offering exemption relied upon: Regulation CF


REGULATORY INFORMATION


The company has not previously failed to comply with the requirements of Regulation Crowdfunding;


**MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION**


Operating Results – 2025 Compared to 2024

How long can the business operate without revenue:

Over the past 4 or 5 years, Stellaris has been able to operate with an extremely low burn rate by not committing itself to long-term leases, corporate debt (other than from principals), or other significant overhead. Even with this low burn rate, it has been able to make significant advances towards commercial readiness, albeit at a much slower pace than desired.

It will continue this conservative practice to make sure it remains flexible in adjusting its spending and commitments to the resources available. If conditions warrant, it will reduce its spending to ensure it has a long runway. Operating as it has in the past, the business could operate for at least 3 but likely another 4 or 5 years.

Foreseeable major expenses based on projections:

Salaries, contract labor, contract manufacturing, employee benefits, rent, insurance, R&D materials, automation equipment, legal, and accounting.

Future operational challenges:

Developing sales channels and hiring Company sales and marketing and engineering personnel, securing beta sites, successfully completing the development of the product to meet commercial standards, automated assembly, and qualification for technical certifications and initial sales.

Future challenges related to capital resources:

Demonstrating the efficacy and aesthetics of our ClearPower product in a timely manner in order to attract follow-on financing from corporate strategic or venture capital investors.

Future milestones and events:

Successfully securing high-profile beta sites that can demonstrate ClearPower's performance and appearance will be an important milestone for attracting further investment.

Also, generating cash flow from early commercial sales will be another important milestone.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of $7,980.

Debt

Creditor: James B. Paull
Outstanding balance: $97,650.00
Interest rate: 9.5%
Material terms: Thirteen promissory notes from Stellaris whose principal total $97,650 in consideration of money loaned to the Company by James B. Paull. Material terms of transaction: Notes 9.5% simple interest, increasing to 15% in the event of a default on interest payments. Eight of the notes have reached their maturity dates but have not been called by the lender. There has been no default declared on the interest payments.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: James B. Paull

 James B. Paull's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: President and CEO
• Dates of Service: April 2005 — Present
• Responsibilities: Overall responsibility for the management and operations of the Company, working 70 hours per week.
• Position: Director
• Dates of Service: April 2005 — Present
• Responsibilities: Represent shareholders
• Position: Principal Accounting Officer
• Dates of Service: April 2005 — Present
• Responsibilities: Responsible for the preparation and certification of financial statements

Other business experience in the past three years:

• Employer: DNV
Title: Senior Advisor for Distributed Resources
Dates of Service: October 2014 — Present
Responsibilities: Engineering advisor requiring 2 hours of work per week.

Name: James W. Paull

 James W. Paull's current primary role is with Good Harbor Group. James W. Paull currently services approximately 50 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

• Position: Director
• Dates of Service: April 2022 — Present
• Responsibilities: Represent shareholders and the best interests of the Company, requiring an average of 2 hours of work a week.
• Position: Treasurer
• Dates of Service: April 2022 — Present
• Responsibilities: Typical responsibilities of corporate treasurer

Other business experience in the past three years:

• Employer: Medicus Healthcare Systems
Title: Senior Manager
Dates of Service: June 2015 — January 2021
Responsibilities: business development
• Employer: GQR Global Markets
Title: Senior Vice President
Dates of Service: January 2021 — November 2021
Responsibilities: business development
• Employer: Good Harbor Group
Title: Senior Business Development Manager
Dates of Service: November 2021 — Present
Responsibilities: Business development, requiring approximately 50 hours of work per week.

Name: Jeannette P. David

 Jeannette P. David's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Director
• Dates of Service: April 2022 — Present

- Responsibilities: represent shareholders
- Position: Secretary
- Dates of Service: April 2022 — Present
- Responsibilities: Responsibilities typical of corporate secretaries

Other business experience in the past three years:

- Employer: Sompo International
Title: AVP, Claims Counsel
Dates of Service: July 2014 — Present
Responsibilities: Legal review of insurance claims

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Preferred Stock
Stockholder Name: James B. Paull
Amount and nature of Beneficial ownership: 65,916,390
Percent of class: 55.77%

Title of class: Common Stock
Stockholder Name: James B. Paull
Amount and nature of Beneficial ownership: 500,165
Percent of class: 55.77%

RELATED PARTY TRANSACTIONS

Name of Person: James B. Paull
Relationship to Company: Officer, Director, and 20%+ Owner
Nature / amount of interest in the transaction: Thirteen promissory notes from Stellaris totaling $97,650.00 from a total in consideration of money loaned to the Company by James B. Paull.

Material Terms: Material terms of transaction: 9.5% simple interest, one year maturity, increasing to 15% in the event of a default on interest payments.

OUR SECURITIES

The Company has authorized Common Stock, Common Stock Non-Voting, and Preferred Stock.

Common Stock - Voting

Authorized: 105,000,000
Outstanding: 50,885,095
Voting Rights: One vote Per share
Material Rights:
Rights to elect two directors

Common Stock Non-Voting

Authorized: 25,000,000
Outstanding: 3,590.034
Material Rights:
For further information on the rights and privileges associated with this class of securities please see the Company's Amendment to the Amended and Restated Certificate of Incorporation attached to the Offering Memorandum as Exhibit F.

Preferred Stock - Voting

Authorized: 70,000,000
Outstanding: 65,916,390
Voting Rights: One vote per share equal to the number of Common Stock shares into which such shares of Series Preferred could be converted.
Material Rights:
For further information on the rights and privileges associated with this class of securities please see the Company's Amendment to the Amended and Restated Certificate of Incorporation attached to the Offering Memorandum as Exhibit F.

Liquidation preference ahead of other classes of stock in the event of liquidation, asset transfer, or acquisition equal to the original issue price + 7% bonus.

Conversion rights to Common Voting shares at any time at a calculated Series A Preferred conversion price

Drag along rights

Preferred Stock - Non-Voting

Authorized: 25,000,000
Outstanding: 1,336,387

Liquidation preference ahead of other classes of stock in the event of liquidation, asset transfer, or acquisition.

What it means to be a minority holder

As a minority holder of Common Stock Non-Voting of the Company, you will have limited rights in regard to the corporate actions of the Company, including not voting for Directors, additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

RISK FACTORS

Uncertain Risk
An investment in Stellaris (also referred hereafter to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock Non-Voting being offered under this crowdfunding raise should only be undertaken by persons whose financial resources are sufficient to enable them to

indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors listed in the Risk Factor sections below are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
The Stellaris Common Stock Non-Voting purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the SEC, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company could be acquired by an existing player in the solar PV panel or window industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock Non-Voting in the amount of up to $1,235,000.00 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company will need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit for loans in order to support our working capital requirements as we grow. Interest rates are increasing and it is difficult for a young company like Stellaris to obtain credit on favorable terms. If we cannot obtain loans when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity would require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will be forced to cease operations. Even if we are not forced to cease our operations, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in further sales of stock in the future, which may reduce the value of your investment in Stellaris' Common Stock Non-Voting. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock Non-Voting. In addition, if we need to raise more equity capital from the sale of stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable at the time they are made. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
Stellaris' ClearPower™ solar PV panel is the Company's single product at this time. The ClearPower™ solar PV panel which is being developed by Stellaris is the basis for the crowdfunding raising of equity funds. Our revenues are therefore dependent upon Stellaris raising sufficient funds from the crowdfunding equity campaign to progress the development and commercialization of the ClearPower™ solar PV panel for use in buildings as a greenhouse gas-free electric power generating window.

We may never have an operational product or service
It is possible that there may never be a ClearPower™ solar PV panel that is accepted and purchased by building owners in sufficient quantities to make Stellaris into a profitable business. The ClearPower™ solar PV panel is still being developed and commercialized and the product may never be used in actual commercial or residential

buildings because of panel cost, installation or retrofitting cost, or competing clear solar PV panels which might have lower cost and/or higher efficiencies. If this occurs then your shares in Stellaris may have no value.

Some of our products are still in the prototype phase and might never be operational products
It is possible that there may never be a commercially accepted ClearPower™ product used in buildings and the ClearPower™ solar PV panel may not be accepted or used in the marketplace. It is possible that the failure to release the product would be the result of a change in the Company's business model, technical, cost, manufacturing, patent infringement or competitive factors, or some other factor, that will prevent the ClearPower™ solar PV panel from being commercially viable or sold, none of which will be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Stellaris' ClearPower™ solar PV panels are currently in the development stage and Stellaris has only manufactured test versions of Stellaris' ClearPower™ solar PV panels for extended testing and third-party testing and beta site use. Technical issues, product development delays or cost overruns in the development of our ClearPower™ solar PV panel, and failure of the product to meet our performance, efficiency, and cost or manufacturing and installation estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory requirements. Stellaris will hold the patents and intellectual property for the manufacture of the ClearPower™ solar PV panels, but manufacturing will be done by third parties, such as window manufacturers. It is possible that third-party manufacturers will not manufacture Stellaris' ClearPower™ solar panels at a price or at a quality acceptable to Stellaris. Any of these events could materially and adversely affect the profitability and existence of the business of the Company.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights
The Common Stock Non-Voting shares of Stellaris that an investor is buying have no shareholder voting rights attached to them. This means that you will have no rights in voting on how the Company will be run nor will you be able to vote for Company Directors. You are trusting in management's discretion in making good

business decisions that will grow your investment in the Company. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the Common Stock Non-Voting we are offering now, the Company will likely need to raise more funds in the future, and if it can't raise additional funds to develop and commercialize the ClearPower™ solar PV window and make sufficient sales of ClearPower™ windows the Company will fail. Even if we do make a successful fundraising in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in

investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Stellaris' growth projections are based on assumptions that with increased funding for the development, beta testing, and marketing of the ClearPower™ solar PV window Stellaris can be successful in commercializing the ClearPower™ solar PV window. However, even with this increased funding for the ClearPower™ solar PV window may still not be able to gain acceptance in the marketplace or that it will be used on a wide scale for use as solar-powered photovoltaic building windows. It is possible that the ClearPower™ solar PV panel will fail to gain market acceptance for any number of reasons or known or unknown factors. If the ClearPower™solar PV panel fails to achieve significant sales and acceptance in the marketplace, this will materially and adversely impact the value of your investment or cause the loss of your investment.

We face significant market competition

There are currently few competing clear solar PV products that can be used as solar-powered generating windows. However, in the future, Stellaris may compete with larger, established companies in the non-transparent solar panel industry or window manufacturing industry that may develop and introduce clear, transparent solar PV panels that may compete with the Stellaris ClearPower™ solar PV panel. These companies, which may be overseas (such as in China) may have greater financial means and marketing and sales, and other resources than Stellaris. They may succeed in developing and marketing competing equivalent or superior products to Stellaris. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed competing technologies or products. It should further be assumed that competition for building integrated solar PV units will intensify. It is also possible that overseas competitors may infringe on Stellaris' patents if issued. Patent infringement litigation is costly and time-consuming and Stellaris may not be able to be successful in any such patent infringement litigation.

We are an early stage company and have not yet generated any profits

Stellaris was formed in 2005. The Company has been developing the technology and manufacturing techniques for the ClearPower™ solar PV panel over that time, but it has no customers, sales, or revenues at this time. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed business operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, manages its growth, and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. If you are investing in this company, it's because you think that Stellaris' ClearPower™ solar PV panels are a good idea and that the Stellaris team will be able to successfully market, and sell the ClearPower™ solar PV panel product for building integrated uses on a mass scale and sell the panels in sufficient quantities so that the Company will succeed. We have to this date not turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company and have limited revenue and operating history

Stellaris has been developing the ClearPower™ solar PV window technology since its inception. The Company has no customers and no revenue. If you are investing in this company, it's because you think that Stellaris' ClearPower™ solar PV panels are a good idea and that the Stellaris team will be able to successfully market, and sell the ClearPower™ solar PV panel product for building integrated uses on a mass scale and sell the panels in sufficient quantities so that the Company will succeed and be profitable. Further, we to this date not turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry

The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the Company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the Company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the Company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the Company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company owns trade secrets, patents, and a patent application filed with the US Patent and Trademark Office that has not been issued and may never be issued. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value of the Company's intellectual property, competitors may infringe, misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs and losses in sales associated with such patent infringement and stealing of trade secrets will reduce the value of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company has a patent application with the U.S. Patent and Trademark Office that may be delayed in issuance, the patentable claims may be reduced or the patent may not ever be issued. Failure to issue the patent will reduce the prospects of the Company. Due to the value of the Company's intellectual property competitors may infringe, misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such patent infringement and stealing of trade secrets will reduce the value of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design or engineer around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a license, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into licenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Patent, Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, trademarks, or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patents, trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the exclusivity of our intellectual property, reducing our ability to enter into licenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales,

marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Stellaris' ability to sell the ClearPower™ solar PV panel product is partly dependent on favorable government regulations and revised energy building codes which would require that buildings reduce or eliminate the use of oil or natural gas for building heating uses and require that new buildings be "all electric". Requiring that buildings "decarbonize" and use only electric heating or electric heat pumps will provide a great incentive for new buildings to install the ClearPower™ solar PV windows, and for existing buildings to retrofit the ClearPower™ solar PV panels as a lower-cost supplemental electricity source to reduce electric utility bills and to reduce or eliminate the carbon footprint of the buildings. If the Federal and state governments in the US and worldwide require decarbonization of buildings, this will create a large potential national and international market for the ClearPower™ solar PV panel. If, however, such government regulations or revised building codes are not adopted and enforced, or are overturned by litigation, then the Company may no longer be able to sell sufficient quantities of the ClearPower™ solar PV window to remain in business and therefore your investment in the Company will be reduced or have no value.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for the Company, particularly the manufacturing of the ClearPower™ solar PV panels. Stellaris will develop and own the patented technology for the ClearPower™ solar PV panel, but it will contract with outsourced glass, window or solar panel manufacturers for the large-scale ClearPower™ window manufacturing. It is possible that these third-party manufacturers will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact Stellaris' product sales and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. We also rely on third parties for beta testing of ClearPower™ panels at third-party locations. As a result, your investment would be adversely impacted by our reliance on third parties and their performance.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Patent Application
Although it is expected that the US Patent and Trademark Office will issue Stellaris additional patents for its clear solar PV panel, it is possible that such patent issuance could be delayed, the coverage cut back, or denied.

Additional Fundraising
Stellaris will have to raise additional funds to commercialize its ClearPower solar PV panel. Raising additional funds by selling additional shares of stock will dilute the value of your shares of stock in Stellaris.

The Chief Executive Officer currently splits time between working for Stellaris and another company
The CEO of Stellaris Corporation (James "Jim" B. Paull) currently splits his time between working as Senior Advisor for Distributed Resources for DNV and Stellaris. Although James currently devotes a substantial amount of working time to Stellaris, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who is not devoting 100% of their time to the Company. Once Stellaris' product is in the market and the Company begins generating revenue, James and Stellaris' board of directors will determine the appropriate transition plan to have him working full-time for Stellaris.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

Stellaris Corporation

By /s/ *James B. Paull*

Title: President, CEO, and Director

By /s/ *James B. Paull*

Name: James B. Paull
Title: President, CEO, and Director

By /s/ *James B. Paull*

Name: James B. Paull
Title: CFO and Director

By /s/ *Jeannette P. David*

Name: Jeannette P. David
Title: Secretary and Director

By /s/ *James W. Paull*

Name: James W. Paull
Title: Treasurer and Director

Exhibit A
FINANCIAL STATEMENTS

Balance Sheet

Stellaris Corporation

As of Dec 31, 2025

	TOTAL
Assets	
Current Assets	
Bank Accounts	
Analysis Checking (9843)	6,348.67
JPMorgan Chase	1,630.85
Total for Bank Accounts	**$7,979.52**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total for Accounts Receivable	**$0.00**
Other Current Assets	
QuickBooks Tax Holding Account	1,519.96
Total for Other Current Assets	**$1,519.96**
Total for Current Assets	**$9,499.48**
Total for Assets	**$9,499.48**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Direct Deposit Payable	0.00
Expenses payable	25,919.64
Interest payable	5,130.00
Loans from principal	97,650.00
Payroll Liabilities	$19.63
Federal Taxes (941/943/944)	-13.08
Federal Unemployment (940)	22.94
MA Income Tax	181.63
NH Unemployment Tax	-34.20
Total for Payroll Liabilities	**$176.92**
Total for Other Current Liabilities	**$128,876.56**
Total for Current Liabilities	**$128,876.56**
Total for Liabilities	**$128,876.56**
Equity	
Opening Balance Equity	329.55
Owner's Investment	823,602.14
Retained Earnings	-641,118.34
Net Income	-302,190.43
Total for Equity	**-$119,377.08**
Total for Liabilities and Equity	**$9,499.48**

Profit and Loss

Stellaris Corporation

January 1-December 31, 2025

	TOTAL
Income	
Sales	0.00
Total for Income	**$0.00**
Cost of Goods Sold	
Shipping	0.00
Total for Cost of Goods Sold	**$0.00**
Gross Profit	**$0.00**
Expenses	
Advertising & Marketing	16,467.36
Bank Charges & Fees	1,115.00
Insurance	9,318.56
Interest Expense	13,476.82
Legal & Professional Services	19,008.77
Meals & Entertainment	561.56
Office/General Administrative Expenses	$65,736.80
Office/General Administrative Expense - reimbursable	350.00
Total for Office/General Administrative Expenses	**$66,086.80**
Office Supplies & Software	8,669.79
Other Business Expenses	
R&D Expense	36,444.94
Total for Other Business Expenses	**$36,444.94**
Payroll Expenses	
Taxes	6,100.35
Wages	76,615.68
Total for Payroll Expenses	**$82,716.03**
Rent & Lease	23,187.00
Travel	25,137.80
Total for Expenses	**$302,190.43**
Net Operating Income	**-$302,190.43**
Net Other Income	
Net Income	**-$302,190.43**

Statement of Cash Flows

Stellaris Corporation

January 1-December 31, 2025

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-302,190.43
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	0.00
Direct Deposit Payable	0.00
Expenses payable	22,723.08
Interest payable	1,805.00
Loans from principal	11,650.00
Payroll Liabilities	19.63
Payroll Liabilities:Federal Taxes (941/943/944)	621.08
Payroll Liabilities:Federal Unemployment (940)	-19.06
Payroll Liabilities:MA Income Tax	306.62
Payroll Liabilities:NH Unemployment Tax	-34.20
QuickBooks Tax Holding Account	-1,519.96
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$35,552.19**
Net cash provided by operating activities	**-$266,638.24**
INVESTING ACTIVITIES	
FINANCING ACTIVITIES	
Owner's Investment	266,598.90
Net cash provided by financing activities	**$266,598.90**
NET CASH INCREASE FOR PERIOD	**-$39.34**
Cash at beginning of period	**$8,018.86**
CASH AT END OF PERIOD	**$7,979.52**

	Preferred Stock - Voting		Preferred Stock Non-Voting		Common stock - Voting		Common stock Non-Voting		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			
Balance, December 31, 2023	65,916,390	$ 65,916	-	$ -	50,885,095	$ 50,885	2,324,174	$ 220,306	$ 116,801	$ (402,983)	$ (63,588)
Issuance of Stock	-	-	-	-	-	-	1,265,860	216,636	216,636		217,938
Net income (loss)	-	-	-	-	-	-	-	-	-	(243,219)	(243,219)
Balance, December 31, 2024	65,916,390	$ 65,916	-	$ -	50,885,095	$ 50,885	3,590,034	$ 436,942	$ 333,437	$ (646,202)	$ (88,869)
											$ (302,190)
Issuance of Stock			1,336,387	254,095					254,095		254,095
Net income (loss)	-	-	-	-	-	-	-	-	-	(302,190)	(302,190)
Balance, December 31, 2025	65,916,390	$ 65,916	1,336,387	$ 254,095	50,885,095	$ 50,885	3,590,034	$ 436,942	$ 587,532	$ (948,392)	$ (439,154)

NOTE 1 – NATURE OF OPERATIONS

Stellaris Corporation was incorporated on October 17, 2007 ("Inception") in the State of Delaware. The financial statements of Stellaris Corporation (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters is located in Nashua, New Hampshire.

Stellaris is an early-stage company developing a transparent, electricity-generating building-integrated photovoltaic window insert. The insert, branded ClearPower, is intended to be used in insulated glass windows in commercial buildings for on-site electricity generation to aid in building decarbonization. The Company is anticipating marketing to building owners and developers through float glass manufacturers and window fabricator sales channels.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2024 and 2025. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from sales of its ClearPower insert when (a) persuasive evidence that an agreement exists; (b) the sale has been consummated; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and New Hampshire state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for its prior three years. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The Company has entered into promissory note agreements with a related party totaling $97,650. See NOTE 6.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. There are no outstanding material commitments.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock-Voting
The Company is authorized to issue 105,000,000 shares of Common Stock-Voting at a par value of $0.001. As of December 31, 2025, 50,885,095 shares have been issued and are outstanding.

Common Stock Non-Voting
The Company is authorized to issue 25,000,000 shares of Common Stock Non-Voting at a par value of

$0.001. As of December 31, 2025, 3,590,034 shares have been issued and are outstanding.

Preferred Stock-Voting
The Company is authorized to issue 70,000,000 shares of Preferred Stock-Voting at a par value of $0.001. As of December 31, 2025, 65,916,390 shares have been issued and are outstanding.

Preferred Stock Non-Voting
The Company is authorized to issue 25,000,000 shares of Preferred Stock Non-Voting at a par value of $0.001. As of December 31, 2025, 1,336,387 shares have been issued and are outstanding.

NOTE 6 – RELATED PARTY TRANSACTIONS

In 2019, the Company entered into four promissory note agreements with James B. Paull, founder and shareholder and therefore a related party, totaling $18,000. These promissory notes carry an interest rate of 9.5% and were set to mature in 2022. As of the date of these financial statements, the notes have not been amended or extended. However, the Company intends to negotiate and execute amendments to extend the maturity dates in the future. As of December 31, 2025, the outstanding balance remains at $18,000.

In 2023, the Company entered into five promissory note agreements with James B. Paull, founder and shareholder and therefore a related party, totaling $40,000. These promissory notes carry an interest rate of 9.5% and were set to mature in 2026. As of December 31, 2025, the outstanding balance remains at $40,000.

In 2024, the Company entered into five promissory note agreements with James B. Paull, founder and shareholder and therefore a related party, totaling $28,000. These promissory notes carry an interest rate of 9.5% and are set to mature in 2027. As of December 31, 2025, the outstanding balance remains at $28,000.

In 2025, the Company entered into three promissory note agreements with James B. Paull, founder and shareholder and therefore a related party, totaling $11,650. These promissory notes carry an interest rate of 9.5% and are set to mature in 2028. As of December 31, 2025, the outstanding balance remains at $11,650.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2025 through April 7, 2026, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, James B. Paull, the President of Stellaris Corporation, hereby certify that the financial statements of Stellaris Corporation and notes thereto for the periods ending December 31, 2024 and December 31, 2025 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

The Company has not yet filed its tax returns for 2025.

For the year 2024, the amounts reported on our tax returns were total income of $825; taxable income of $0 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 7th of April, 2026.

President

April 7, 2026_